Exhibit 21.1

GAIA, INC.

SUBSIDIARIES

Subsidiaries	State or Country of Incorporation or Registration
Boulder Road, LLC	State of Colorado
Gaia International, Inc.	State of Colorado
Gaia Studios, Inc.	State of Colorado
Yoga International, LLC	Commonwealth of Pennsylvania
Igniton, Inc.	State of Colorado

All subsidiaries are 100% owned by Gaia, Inc., except for Igniton, Inc. which is 71% owned by Gaia, Inc.

This list omits subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.